UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39250

BROOKFIELD INFRASTRUCTURE HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

250 Vesey Street, 15th Floor

New York, New York 10281

(212) 417-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Exchangeable Subordinate Voting Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Four (4)*

*

This Form 15 relates solely to the reporting obligations of Brookfield Infrastructure Holdings Corporation (formerly Brookfield Infrastructure Corporation) (“Old BIPC”) with respect to its class A exchangeable subordinate voting shares (“Old Class A Shares”) and does not affect the reporting obligations of Brookfield Infrastructure Corporation (formerly 1505109 B.C. Ltd.) (“New BIPC”) as the successor issuer to Old BIPC pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On December 24, 2024, pursuant to an arrangement agreement dated as of October 9, 2024, Old BIPC and New BIPC completed an arrangement under the Business Corporations Act (British Columbia), pursuant to which, among other things, (i) Old BIPC’s articles were amended to create class A.1 exchangeable subordinate voting shares (“Class A.1 Shares”) and class A.2 exchangeable non-voting shares (“Class A.2 Shares”); (ii) New BIPC transferred Old Class A Shares that it received from existing public shareholders (other than Brookfield and its subsidiaries (the “Brookfield Group”)) to Old BIPC in exchange for Class A.1 Shares; (iii) the Brookfield Group transferred its Old Class A Shares to Old BIPC in exchange for Class A.2 Shares; (iv) the Old Class A Shares were delisted and cancelled; (v) the class A exchangeable voting shares of New BIPC were listed on the Toronto Stock Exchange and the New York Stock Exchange; and (vi) New BIPC became a successor issuer to Old BIPC pursuant to Rule 12g-3(a) under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Brookfield Infrastructure Holdings Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 29, 2025		BROOKFIELD INFRASTRUCTURE HOLDINGS CORPORATION

	By:	/s/ Chloe Berry
Name: Chloe Berry
Title: Senior Vice President